SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)*
Vector Group Ltd.
(Name of Issuer)
Common Stock, $.10 Par Value
(Title of Class of Securities)
92240M-10-8
(CUSIP Number)
Bennett S. LeBow
c/o Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 24, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	92240M-10-8	Page	2	of	4

1	NAMES OF REPORTING PERSONS Bennett S. LeBow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		7,804,312 (see item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		120,829

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,804,312 (see item 5)

WITH	10	SHARED DISPOSITIVE POWER

120,829

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,952,141 (see item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
*

* SEE INSTRUCTIONS BEFORE FILLING OUT! Include both sides of the cover page, responses to Items 1-7 (including exhibits) of the schedule, and the signature attestation.

CUSIP No.	92240M-10-8	Page	3	of	4
PRELIMINARY STATEMENT:
     This Amendment No. 16 amends the Schedule 13D filed by Bennett S. LeBow (the “Reporting Person”) with the Securities and Exchange Commission on February 21, 1995, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.
     Item 5 is hereby amended as follows:
     Item 5. INTEREST IN SECURITIES OF THE ISSUER
(a)	As of September 24, 2009, the Reporting Person was the indirect beneficial owner of, in the aggregate, 7,925,141 shares of Common Stock, which constituted approximately 11.2% of the 70,951,942 shares of Common Stock outstanding on August 10, 2009. The amount of outstanding shares has been adjusted to reflect the Company’s 5% stock dividend payable to stockholders of record on September 18, 2009.

(b)	The Reporting Person indirectly exercises sole voting power and sole dispositive power over (i) 6,016,064 shares of Common Stock through LeBow Gamma Limited Partnership, a Nevada limited partnership and (ii) 1,788,248 shares of Common Stock through LeBow Epsilon Investments Trust. LeBow Holdings, Inc., a Nevada corporation, is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. The Reporting Person is a director, officer and sole shareholder of LeBow Holdings, Inc., a director and officer of LeBow Gamma, Inc. and the sole trustee of LeBow Epsilon Investments Trust. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation, of which the Reporting Person and family members serve as directors and executive officers, owns 120,829 shares of Common Stock. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the foundation with respect to the foundation’s shares of Common Stock. All share amounts have been adjusted to reflect the Company’s 5% stock dividend payable to stockholders of record on September 18, 2009.

(c)	On September 24, 2009, LeBow Epsilon Investments Trust, as assignees of the Reporting Person, exercised a total of 2,443,338 employee stock options at an exercise price of $9.48 per share and 775,660 employee stock options at an exercise price of $12.32 per share. The respective exercise prices were paid by the delivery to the Company of 1,501,157 and 619,322 respective shares of Common Stock by LeBow Gamma Limited Partnership. The Common Stock delivered was valued at $15.43, the closing price on the date of exercise, as provided in the option agreement. On September 24, 2009, LeBow Epsilon Investments Trust transferred 2,120,479 shares of Common Stock to LeBow Gamma Limited Partnership. All share and per share amounts have been adjusted to reflect the Company’s 5% stock dividend payable to stockholders of record on September 18, 2009.

CUSIP No.	92240M-10-8	Page	4	of	4
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 25, 2009

/s/ Bennett S. LeBow
Bennett S. LeBow